SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GARRETT MOTION INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

April 30, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 366505105

1.	NAMES OF REPORTING PERSONS Keyframe Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 857,073 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 857,073 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,073 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (2)
12.	TYPE OF REPORTING PERSON PN

(1)

Includes 263,900 shares of common stock, $0.001 par value per share (the “Common Stock”) and 593,173shares of Common Stock issuable upon conversion of 593,173 shares of Series A Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), of Garrett Motion Inc., a Delaware corporation (the “Company”).

(2)

Based on 65,628,974 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock and 593,173 shares of Common Stock issuable upon conversion of 593,173 shares of Series A Preferred Stock.

CUSIP: 366505105

1.	NAMES OF REPORTING PERSONS Keyframe Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 731,471 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 731,471 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 731,471 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	Includes 225,226 shares of Common Stock and 506,245 shares of Common Stock issuable upon conversion of 506,245 shares of Series A Preferred Stock of the Company.
(2)

Based on 65,542,046 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock and 506,245 shares of Common Stock issuable upon conversion of 506,245 shares of Series A Preferred Stock.

CUSIP: 366505105

1.	NAMES OF REPORTING PERSONS Keyframe Fund III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,832,364 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,832,364 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,832,364 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	Includes 564,200 shares of Common Stock and 1,268,164 shares of Common Stock issuable upon conversion of 1,268,164 shares of Series A Preferred Stock of the Company.
(2)

Based on 66,303,965 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock and 1,268,164 shares of Common Stock issuable upon conversion of 1,268,164 shares of Series A Preferred Stock.

CUSIP: 366505105

1.	NAMES OF REPORTING PERSONS Keyframe Fund IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,470,320 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,470,320 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,470,320 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	Includes 452,724 shares of Common Stock and 1,017,596 shares of Common Stock issuable upon conversion of 1,017,596 shares of Series A Preferred Stock of the Company.
(2)

Based on 66,053,397 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock and 1,017,596 shares of Common Stock issuable upon conversion of 1,017,596 shares of Series A Preferred Stock.

CUSIP: 366505105

1.	NAMES OF REPORTING PERSONS Keyframe Capital Advisors, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,891,228 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,891,228 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,891,228 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (2)
12.	TYPE OF REPORTING PERSON OO

(1)	Includes 1,506,050 shares of Common Stock and 3,385,178 shares of Common Stock issuable upon conversion of 3,385,178 shares of Series A Preferred Stock of the Company.
(2)

Based on 68,420,979 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock and 3,385,178 shares of Common Stock issuable upon conversion of 3,385,178 shares of Series A Preferred Stock.

CUSIP: 366505105

1.	NAMES OF REPORTING PERSONS Keyframe Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,891,228 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,891,228 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,891,228 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (2)
12.	TYPE OF REPORTING PERSON PN, IA

(1)	Includes 1,506,050 shares of Common Stock and 3,385,178 shares of Common Stock issuable upon conversion of 3,385,178 shares of Series A Preferred Stock of the Company.
(2)

Based on 68,420,979 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock and 3,385,178 shares of Common Stock issuable upon conversion of 3,385,178 shares of Series A Preferred Stock.

CUSIP: 366505105

1.	NAMES OF REPORTING PERSONS Keyframe Capital Partners GP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,891,228 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,891,228 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,891,228 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (2)
12.	TYPE OF REPORTING PERSON OO

(1)	Includes 1,506,050 shares of Common Stock and 3,385,178 shares of Common Stock issuable upon conversion of 3,385,178 shares of Series A Preferred Stock of the Company.
(2)

Based on 68,420,979 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock and 3,385,178 shares of Common Stock issuable upon conversion of 3,385,178 shares of Series A Preferred Stock.

CUSIP: 366505105

1.	NAMES OF REPORTING PERSONS John R. Rapaport
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,891,228 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,891,228 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,891,228 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (2)
12.	TYPE OF REPORTING PERSON IN

(1)	Includes 1,506,050 shares of Common Stock and 3,385,178 shares of Common Stock issuable upon conversion of 3,385,178 shares of Series A Preferred Stock of the Company.
(2)

Based on 68,420,979 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock and 3,385,178 shares of Common Stock issuable upon conversion of 3,385,178 shares of Series A Preferred Stock.

CUSIP: 366505105

Item 1(a). Name of Issuer: Garrett Motion Inc. (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Officers: La Pièce 16, Rolle, Switzerland 1180

Item 2(a). Name of Person Filing:

This statement is filed by (1) Keyframe Fund I, L.P., Keyframe Fund II, L.P., Keyframe Fund III, L.P. and Keyframe Fund IV, L.P. (collectively, the “Keyframe Funds”), each a Delaware limited partnership, with respect to the shares of Common Stock and Series A Preferred Stock directly owned by it, (2) Keyframe Capital Advisors, L.L.C., a Delaware limited liability company (“KCA”), as the general partner of each of the Keyframe Funds, (3) Keyframe Capital Partners, L.P., a Delaware limited partnership (“KCP”), as investment manager to the Keyframe Funds, (4) Keyframe Capital Partners GP, L.L.C., a Delaware limited liability company (“KCPGP”), as the general partner of KCP, and (5) Mr. John R. Rapaport, as the Chief Investment Officer and Managing Partner of KCP and the Managing Member of both KCA and KCPGP. The Keyframe Funds, KCA, KCP, KCPGP and Mr. Rapaport are collectively referred to as the “Reporting Persons.”

Item 2(b). Address or Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 65 East 55th Street, 35th Floor, New York, New York 10022.

Item 2(c). Citizenship: See Item 4 of each cover page.

Item 2(d).Title of Class of Securities: Common Stock, $0.001 par value per share (“Common Stock”).

Item 2(e).CUSIP No.: 366505105.

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: See Item 9 of each cover page.

(b) Percent of class: See Item 11 of each cover page.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP: 366505105

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP: 366505105

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2021

Keyframe Fund I, L.P.

By:	Keyframe Capital Advisors, L.L.C. its General Partner

By:	/s/ John R. Rapaport
	Name:	John R. Rapaport
	Title:	Managing Member

Keyframe Fund II, L.P.

By:	Keyframe Capital Advisors, L.L.C. its General Partner

By:	/s/ John R. Rapaport
	Name:	John R. Rapaport
	Title:	Managing Member

Keyframe Fund III, L.P.

By:	Keyframe Capital Advisors, L.L.C. its General Partner

By:	/s/ John R. Rapaport
	Name:	John R. Rapaport
	Title:	Managing Member

Keyframe Fund IV, L.P.

By:	Keyframe Capital Advisors, L.L.C. its General Partner

By:	/s/ John R. Rapaport
	Name:	John R. Rapaport
	Title:	Managing Member

Keyframe Capital Advisors, L.L.C.

By:	/s/ John R. Rapaport
	Name:	John R. Rapaport
	Title:	Managing Member

Keyframe Capital Partners, L.P.

By:	/s/ John R. Rapaport
	Name:	John R. Rapaport
	Title:	Chief Investment Officer and Managing Partner

Keyframe Partners GP, L.L.C.

By:	/s/ John R. Rapaport
	Name:	John R. Rapaport
	Title:	Managing Member

/s/ John R. Rapaport
John R. Rapaport

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP: 366505105

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement